SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 4, 2002 to December 16, 2002

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                Form 40-F    ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes                No    ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):            ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release issued December 13, 2002 announcing Enhanced Distribution Reinvestment and Trust Unit Purchase Plan

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

December 16, 2002	By:	“Gordon M. Anderson” Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES ENHANCED DISTRIBUTION
REINVESTMENT AND TRUST UNIT PURCHASE PLAN

(Calgary, December 13, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust, announced today the implementation of an enhanced Distribution Reinvestment Plan (“DRIP”) effective January 15, 2003.

Pengrowth is pleased to be offering its Canadian unitholders the opportunity to increase their holdings of trust units through the convenience and savings provided by the enhanced DRIP. All current and future participants in the DRIP will receive the benefit of the enhanced DRIP. The enhanced DRIP, like the previous DRIP, is currently only available to Canadian resident unitholders, pending the completion of applicable regulatory clearances by Pengrowth.

The DRIP provides a mechanism for unitholders to reinvest their monthly cash distributions in additional trust units, thereby compounding their rate of return, and to make optional cash contributions to purchase additional Pengrowth trust units. The enhanced DRIP permits the purchase of Pengrowth trust units from treasury at a discounted price.

There are several benefits to eligible Pengrowth unitholders under the enhanced DRIP:

•	Trust units purchased from treasury under the enhanced DRIP will be issued at a 5% discount from the 20 day weighted average closing prices of the trust units on the Toronto Stock Exchange and the New York Stock Exchange. Where the manager of Pengrowth directs that the purchase of trust units for the DRIP be made through the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange, rather than from treasury, the price of trust units to participants will be the average price of all trust units acquired pursuant to the DRIP during the period of up to five trading days following the cash distribution date. Generally, Pengrowth expects to issue trust units from treasury at the 5% discount to satisfy the requirements of the DRIP.

•	Participants can make optional cash payments of up to CDN$1,000 (US$650) per month. There is no obligation to make optional cash payments.

•	Participants in the DRIP do not pay brokerage commissions or any costs associated with the administration of the plan. However, unitholders who enroll in the DRIP through a broker, trust company, bank or other nominee may be subject to fees in accordance with their agreement with their nominee.

Statements of account are mailed to each participating registered unitholder on a monthly basis detailing the investment made on their behalf. Beneficial owners of trust units whose trust units are not registered in their own names may participate in the DRIP by either: (a) having their trust units transferred into their own names or (b) by instructing their broker, trust company, bank or other nominee to participate in the DRIP on their behalf while maintaining the trust units in their nominee’s account. It is not necessary for

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beneficial owners of trust units to remove their trust units from their account with a broker or other nominee to enroll in the DRIP.

Canadian unitholders may join the plan at any time by completing an enrollment form, or by having their nominee complete an enrollment form, and submitting it to Computershare Trust Company of Canada at the address provided below. The enrollment form is available by contacting Pengrowth or Computershare.

This News Release is not an offer to sell any trust units in the United States. Persons in the United States may not participate in the DRIP until the trust has filed a registration statement relating to the DRIP with the Securities and Exchange Commission and the registration statement has become effective. Trust units will be offered under the DRIP to persons in the United States only pursuant to a prospectus which may, when available, be obtained from Pengrowth or Computershare.

Information is also available from Computershare by contacting:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Attention: Dividend Reinvestment Department

Or

By calling the National Customer Contact Centre at 1 (800) 564-6253

The Pengrowth DRIP program is an excellent way to maximize your investment in Pengrowth trust units over time. If you have any questions regarding the DRIP please contact any member of our Investor Relations team toll free at 1(800) 223-4122 or 1(888) 744-1111.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

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